EXHIBIT 7.3

                                 GENROCO, INC.
                            FORM OF PROMISSORY NOTE

     For value received, --------------- ("Employee"), promises to pay to the order of GENROCO, Inc. a Wisconsin corporation, ("Corporation") the principal sum of $-------, with interest at a rate of 5.81% per annum. The principal and interest shall be payable in three equal installments as follows:

     1. The first installment of principal and interest shall be due on ------------------ [approximately one year from date of the note]; provided, however that if Employee remains continuously employed by the Corporation through such date, the Employee's obligation to pay principal and interest on such installment shall be waived and treated as taxable income to the Employee.

     2. The second installment of principal and interest shall be due on ------------------ [approximately two years from date of the note]; provided, however, that if Employee remains continuously employed by the Corporation through such date, the Employee's obligation to pay principal and interest on such installment shall be waived and treated as additional taxable income to the Employee.

     3. The third installment of principal and interest shall be due on ------------------ [approximately three years from date of the note]; provided, however, that if Employee remains continuously employed by the Corporation through such date, the Employee's obligation to pay principal and interest on such installment shall be waived and treated as additional taxable income to the Employee.

     This note has been issued under a stock purchase agreement dated ------------------ for the purpose of enabling Employee to purchase shares of Corporation common stock and is secured by a pledge of such shares. This note shall become, at Corporation's election, due and payable on 90 days' written notice, should Employee for any reason no longer be in the employ of Corporation, except that if such cessation of employment is a result of Employee's death or disability, this note shall become due and payable one year after that notice but in no event shall this note be extended beyond its original due date.

     Notwithstanding the foregoing, all of the Employee's principal and interest obligations shall be waived if the Employee is terminated by the Company for reasons other than cause, or the Employee terminates employment for good reason.

     For this purpose, "cause" shall mean willful, illegal or gross misconduct, fraud, conviction of a felony, consistent gross neglect of duties, or wanton negligence by the Employee in the performance of his or her duties which is materially and demonstrably damaging the Company, and "good reason" shall mean the occurrence of any one or more of the following, without the Employee's express written consent: (a) a reduction or material alteration in the nature or status of Employee's authorities, duties, or responsibilities; (b) the Company requiring Employee to be based at a location which is more than twenty-five miles from the Company's current headquarters, or (c) a reduction in the Employee's annualized compensation.

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     The undersigned shall have the right to prepay in whole or in part, and from time to time, the remaining unpaid principal balance under this note, without penalty, provided, however, that any such prepayment shall be accompanied by a payment of interest required under this note, if any, accrued to the date of such prepayment. This note shall not be challenged, modified, amended or terminated except in writing.

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